1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑          Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Shareholders Approve NT$3.0 Cash and 0.5% Stock Dividend
Hsinchu, Taiwan, R.O.C., June 13, 2008 —TSMC (NYSE: TSM) today held a shareholders’ meeting at which shareholders approved the distribution of a NT$3.0 cash dividend per common share and a 0.5 percent stock dividend (5 shares for every 1,000 owned).
In addition, shareholders also approved the 2007 Business Report and Financial Statements. Consolidated revenue for 2007 totaled NT$322.6 billion and net income was NT$109.2 billion, with earnings per share of NT$4.14.
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For further information, please contact:

TSMC Spokesperson:	TSMC Acting Spokesperson:
Ms. Lora Ho Vice President and CFO Tel: 886-3-566-4602	Mr. J.H. Tzeng Deputy Director Tel: 886-3-505-5028 Mobile: 886-928-882607 E-Mail: jhtzeng@tsmc.com

TSMC Public Relations: Mr. Michael Kramer Principle Administrator Tel: 886-3-505-6216 Mobile: 886-926-026632 Fax: 886-3-567-0121 E-Mail: pdkramer@tsmc.com	Ms. Dana Tsai Senior Administrator Tel: 886-3-505-5036 Mobile: 886-920-483591 Fax: 886-3-567-0121 E-Mail: dana_tsai@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: June 13, 2008	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer